

June 8, 2015

<u>Via E-mail</u>
Mr. Chitung Liu
Chief Financial Officer
United Microelectronics Corporation
No. 3 Li-Hsin Road II
Hsinchu Science Park
Hsinchu City, Taiwan
Republic of China

   Re: United Microelectronics Corporation
     Form 20-F for the Fiscal Year Ended December 31, 2014
     Filed April 21, 2015
     File No. 001-15128

Dear Mr. Liu:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Brian Cascio for

         Martin James
         Senior Assistant Chief Accountant